

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2023

Lei Zhang
Director and Chief Executive Officer
Cheche Group Inc.
8/F, Desheng Hopson Fortune Plaza
13-1 Deshengmenwai Avenue
Xicheng District, Beijing 100088, China

> **Re: Cheche Group Inc.**
> **Draft Registration Statement on Form F-4**
> **Submitted March 30, 2023**
> **CIK No. 0001965473**

Dear Lei Zhang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on

Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Proxy/Prospectus Cover Page, page iv

2. Describe further how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers or other payments have been made to date from the holding company to its subsidiaries and consolidated VIEs, or from the holding company's subsidiaries to the consolidated VIEs, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

3. We note that the CSRC recently published Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to this transaction, whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures, and the risks to investors of non-compliance.

4. Please disclose the location of your auditor's headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

Conventions That Apply to This Proxy Statement/Prospectus, page 7

5. Please revise your definition of "China" or "PRC" to include Hong Kong and Macau and to clarify that the "legal and operational" risks associated with operating in China also apply to your operations in Hong Kong. The definition may clarify that the only time that "China or the PRC" does not include Hong Kong or Macau is when you are referencing specific laws and regulations adopted by the PRC. If it does, please revise your disclosure to discuss any commensurate laws or regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those laws and regulations.

Questions and Answers About The Business Combination and Extraordinary General Meeting, page 10

6. Please clearly disclose how you define "we" in this section.

Will Prime Impact obtain new financing in connection with the Business Combination, page 13

7. Please highlight here or where appropriate the material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated

at the time of the business combination. Disclose if the SPAC's sponsors, directors, officers or their affiliates will participate in the private placement.

What is the expected per share value of the cash consideration to be received by HoldCo in the Business Combination, page 22

8.   We note your disclosure on page 120 that your organizational documents do not provide a specified maximum redemption threshold, except that in no event will Prime Impact redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Investment. Please discuss such disclosure here. Please also discuss why the columns assuming 75% redemption and maximum redemption have the values "N/A." Additionally, please include a legend defining all symbols, such as the asterisk next to "Estimated Transaction Expenses" in your table.

Proxy Statement/Prospectus Summary
CCT's Business, page 29

9.   We note your disclosure that CCT has no substantive operations and carries out its business in China through its wholly-owned PRC subsidiary and its VIE contractual arrangements. Please highlight in the beginning of your discussion of CCT's Business your structural arrangements and that CCT has no substantive operations.

Ownership Structure, page 33

10.   We note your diagrams depicting CCT and Prime Impact's ownership structure before and after the Business Combination. Please revise to provide a chart with a more legible font. Charts should also illustrate the states or countries of incorporation of various legal entities and various affiliations that exist.

Agreements Entered into in Connection with the Business Combination, page 36

11.   We note that the Sponsor and certain officers, directors and advisors of Prime Impact agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Cash and Asset Flows through Organization, page 45

12.   Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on

foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

<u>The Holding Foreign Companies Accountable Act, page 46</u>

13.   Please reflect that the HFCAA was amended by the Consolidated Appropriations Act, 2023.

<u>Risks Related to CCT's Corporate Structure, page 50</u>

14.   In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

<u>Risk Factors</u>
<u>Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, page 96</u>

15.   In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

<u>Trading in HoldCo's securities on any U.S. stock exchange or the U.S. over-the-counter market may be prohibited under the HFCAA, page 107</u>

16.   We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of

consecutive "non-inspection years" from three years to two years, and thus, reduces the time before your securities may be prohibited from trading or delisted. Also update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Prime Impact's directors and officers have agreed to vote in favor of the Business Combination, page 110

17.   Please highlight the risk that the sponsor and Prime Impact's directors and officers will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

The Sponsor or Prime Impact's directors, officers, advisors or any of their respective affiliates may elect to purchase, page 118

18.   We note the disclosure here that the Sponsor, Prime Impact's directors, officers, advisors or any of their respective affiliates may purchase Public Shares in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

Outstanding Prime Impact Warrants will be assumed by HoldCo and converted into corresponding warrants, page 127

19.   Please disclose that the exclusive forum provision in the A&R warrant agreement can result in increased costs to investors to bring a claim.

Opinion of Financial Advisor to the Prime Impact Board, page 179

20.   Please provide a clear explanation as to the reason the fairness opinion was obtained.

Interests of the Sponsor and Prime Impact Directors and Officers in the Business Combination, page 191

21.   Please clarify if the sponsor and its affiliates or Prime Impact's directors and officers can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

22.   We note that Prime Impact's Amended and Restated Memorandum and Articles of Association, incorporated herein by reference, waives the corporate opportunity doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

23. Please quantify the aggregate dollar amount or describe any additional consideration provided, if any, by Prime Impact's independent directors and advisors for the Prime Impact Founder Shares transferred from the Sponsor.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations of CCT, page 240</u>

24. Please revise the Management's Discussion and Analysis ("MD&A") section of your filing to include a discussion of changes in financial position for each of the periods presented in your financial statements.

<u>Results of Operations, page 247</u>

25. Please revise your discussion of net revenues on page 248 to provide quantification, discussion and analysis of the key metrics and any other significant factors driving the fluctuation in insurance transaction services income (e.g., number of policies written through the platform, gross premiums written through platform referrals, gross premiums written through third-party platform partners, changes in insurance premiums charged by insurance carriers, changes in transaction service fee rates, quantification of the expansion in the number of referral partners, etc.) accompanied by a discussion of any known trends likely to impact future earnings.

26. Please revise your discussion of net revenues on page 248 to provide an enhanced analysis of changes in SaaS income, including quantification of the number of subscription services provided for each period presented and any changes in service fees for using Sky Frontier and Digital Surge, respectively. Please also include a discussion of any known trends likely to impact future earnings.

27. Please revise your discussion of cost of revenues on page 248 to provide an analysis of changes in the cost of referral partners, including quantification, discussion and analysis of the key metrics and any other significant factors driving the fluctuation (e.g., number of referral partners, changes in percentage rate paid by CCT to referral partners, etc.), accompanied by a discussion of any known trends likely to impact future earnings.

<u>Unaudited Pro Forma Condensed Combined Financial Information, page 296</u>

28. We note your reference here, and in other sections of your filing, that HoldCo may enter into one or more subscription agreements (each, a "PIPE Subscription Agreement") with PIPE investors. Please revise your disclosure on page 297, and elsewhere throughout relevant sections of the document, to clarify whether you have any committed PIPE investment amounts and whether the amount of the PIPE investment is dependent upon public shareholder redemptions. Additionally, to the extent you enter into any PIPE Subscription Agreements, please include these as adjustments to your unaudited pro forma condensed combined financial statements.

Beneficial Ownership of Securities, page 325

29.   Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Cheche Technology Inc. Financial Statements
h) Expected credit loss of receivables, page F-20

30.   Please revise your disclosure to include both the contractual and customary payment terms of your accounts receivable as well as your accounting policy for writing-off accounts receivable deemed to be uncollectible. Additionally, please clarify whether any of your accounts receivable have been written-off (i.e., charged-off against the allowance) and if so, include the amount of such write-offs in your roll-forward of the allowance for current expected credit losses on page F-30.

31.   As a related matter, please revise the MD&A of CCT beginning on page 240 to include an aging analysis of your outstanding receivable balances accompanied by a discussion of the reasons for any significant changes in the balance of accounts receivable and the allowance for current expected credit losses at each period end.

Exhibits

32.   We note that it is intended that each of the Initial Merger and the Acquisition Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. Please file a tax opinion pursuant to Item 601(b)(8) regarding this material tax consequence.

You may contact Ben Phippen at 202-551-3697 or John Spitz at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Dan Espinoza